BeautyKind Holdings, Inc.

6101 W. Centinela Ave, Ste. 394

Culver City, CA 90230

April 1, 2016

VIA EDGAR

Pamela A. Long, Assistant Director

Mail Stop 4631

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	BeautyKind Holdings, Inc.

Amendments 1 and 2 to Offering Statement on Form 1-A

Filed March 9 and 11, 2016

File No. 24-10524

Dear Ms. Long:

BeautyKind Holdings, Inc. (the “Company”) is in receipt of your comment letter dated March 23, 2016 regarding the above referenced filings. As requested in your letter, we have provided the following responses to the questions raised by the staff and in connection with such responses, we are filing Amendment No. 3 to the Offering Statement Form 1-A to provide, among other things, additional disclosures in response to the staff’s comments. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Disclosures on page 5 indicate that upon the initial closing and any additional closings, the proceeds for each closing will be disbursed to the company and the offered shares for that closing will be issued to investors. If a closing does not occur for any reason, the proceeds for that closing will be promptly returned to investors without deduction and generally without interest. Revise disclosure throughout the offering circular, including the outside front cover page and the underwriting and plan of distribution section, to conform to those disclosures on page 5.

RESPONSE:	In response to the staff’s comment, the Company has revised the disclosures throughout the offering circular to conform the description of the closing arrangement in the outside front cover and the section entitled “Underwriting and Plan of Distribution” with the disclosures on page [xx] of the offering circular. The Company also made other revisions in these sections to ensure that such disclosures are consistent with each other.

Pamela A. Long, Assistant Director

Securities and Exchange Commission

April 1, 2016

Relationship with We-Commerce, page 4

2.	We note the revisions you have made to this section in response to comment 2 of our letter dated March 2, 2016. Please elaborate on the “shared” nature of the services that the company will receive from We-Commerce. For example, will We- Commerce provide similar services to other companies? Please also explain the meaning of the phrase “multiple sales verticals,” and clarify how the company will benefit as you note these are unrelated to the beauty industry. Lastly, the business purpose of the transaction with We-Commerce remains unclear in that the company appears to have simply transferred assets that it already owned, such as customer lists, which it must now license back from We-Commerce for a fee once the gross revenue threshold is met. In addition, the company received no cash in exchange for the transfer, only a promissory note. In view of the related party nature of the transaction, please clarify the company’s business reasons for entering into it. Lastly, please explain why the Series A unit holders, including all of your directors, received consideration in this transfer of assets, assuming that the assets belonged to the company and not to the directors or Series A unit holders individually.

RESPONSE:

In response to the staff’s comment, the Company has revised the disclosures in the “Summary” section under “Relationship with We-Commerce” and in the “Interest of Management and Others in Certain Transactions” section to clarify and elaborate We-Commerce’s “shared” services that will eventually be provided. These “shared” services represent a business model to be adopted in the future to allow the Company to leverage the resources and capabilities of other businesses to provide benefits and value to the Company as well as to these other businesses. These businesses (or “verticals”) would operate in sectors other than the beauty industry. For example, a company that sells jewelry or apparel in the same manner as BeautyKind may become a vertical through We-Commerce and “share” services, similar to the arrangement between a franchisor and a franchisee in a business franchise. The “shared” services may include (i) employees that are hired by We-Commerce who provide services to the Company at no cost other than certain license fees; (ii) payment of certain operating expenses by We-Commerce that will not be paid by each vertical, such as co-branded marketing expenses, from TV and print ads, to pop up stores (this would be analogous to Taco Bell/KFC stores under the YUM brand), as well as print and digital customer acquisition and retention programs; (iii) sharing of market and customer data based on research work by employees of We-Commerce; and (iv) provisions of marketing programs, technology employees and features and data science employees and data analytics. We-Commerce plans to provide these services once these other companies are started by Mr. Davis. While such companies do not yet exist, we are informed that Mr. Davis, in his capacity as majority owner of We-Commerce, plans to analyze the success of BeautyKind’s business model over the next 12 to 18 months and determine whether it is feasible to launch other businesses, such as jewelry or apparel businesses, with the same model.

The Company has also revised the disclosures to explain that “sales verticals” are businesses in multiple other sectors other than the beauty industry.

In addition, the Company has revised the disclosures to explain that the business reason for entering into the three agreements with We-Commerce was to enable We-Commerce to eventually provide shared services to the Company as well as aggregate market and customer data from other sales verticals.

The Company has also revised the disclosures to explain that the expenses to be incurred by each vertical for the benefits and services provided by We-Commerce, such as expenses associated with the hiring of skilled employees, will be, the Company believes, more than the license fee the vertical will pay to We-Commerce. By aggregating the license fees across multiple verticals, We-Commerce can pay for these employees and services in a more cost effective manner for the benefit of the verticals, including the Company. The additional and increased costs required for each vertical, including the Company, to recreate and acquire such employee skill-set would reduce its potential profit margins, which can be avoided under the “shared” services solution.

Lastly, the Company has revised the disclosures to explain that the Series A and Series A-2 investors (which collectively includes all of the Company’s directors) negotiated for, as a condition of their investment, consideration on the occasion of any asset transfers by the Company.

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Pamela A. Long, Assistant Director

Securities and Exchange Commission

April 1, 2016

Dilution, page 12

3.	We have reviewed your response to prior comment five. Please further enhance your disclosure to clarify how you calculated the effective cash cost to insiders during the past year of $3.70 per share.

RESPONSE:	In response to the staff’s comment, the Company has enhanced its disclosure to clarify how we calculated the effective cash cost to insiders during the past year of $3.70 per share.

Underwriting, page 12

4.	As your offering contemplates additional closings from time to time in the discretion of the company and the underwriter after the minimum is met, please also clarify that investors will not know the date on which their closing will occur when they subscribe for shares, except that all closings will occur upon or will have occurred by the earlier of time that the maximum is reached or when the offering expires.

RESPONSE:	In response to the staff’s comment, the Company has revised the disclosures on page 14 to clarify that investors will not know the exact closing date at the time of subscription, except that the closings will occur at the earlier of (i) the date on which the Maximum Offering is sold and closed and (ii) the Termination Date.

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Pamela A. Long, Assistant Director

Securities and Exchange Commission

April 1, 2016

BeautyKind Overview, page 27

5.

We note your added disclosure and have the following additional comments to help us better understand how you have limited your exposure under your rewards program and how it is structured:

• Please clarify whether new customers who have been referred or invited by existing customers are entitled to earn rewards. If so, please clarify how they may do so and whether they are allocated a portion of the awards otherwise given to the existing customer who referred them, or if they receive additional awards in connection with purchases made by further referred customers. Please discuss how this impacts your financial exposure, which you currently describe as limited to five percent of transaction revenue.

• Please clarify whether referred customers may designate their own charity and receive their own unique referral code. If so, please clarify how awards would be allocated between the original customer and the referred customer.

• Please explain how it would be “mathematically impossible” to have five levels of referrals. This disclosure appears in the fifth paragraph under the diagram near the beginning of this section.

• We note that you disclose that the company has total financial exposure to 5% of transaction value. However, your supplemental response to comment 19 of our letter dated March 2 indicates that the rewards program allows customers and other parties to earn points up to a maximum of 6% of qualifying purchases. Please reconcile.

RESPONSE:	In response to the staff’s comments, we have revised our disclosure to clarify: (1) how the rewards program and its five levels operates, (2) that referred customers may designate their own charity and how awards are allocated, (3) how it would be “mathematically impossible” to have five levels of referrals, and (4) that our maximum exposure is 6% of transaction value.

6.	Please clarify whether customers can specify any entity as a charity to which five percent of purchases will be donated, or whether you have any sort of prescreened list of charities from which customers may select. Please disclose whether any charities with which your officers, directors, or affiliates may be affiliated or that may directly or indirectly benefit your officers, directors, or affiliates can be selected. If you have not prescreened charities, consider whether you should discuss any risk presented by the lack of verification of the charities who may receive funds. If charities that are associated with or that directly or indirectly benefit any related parties may be selected, please consider risk factor and other disclosures regarding related parties, as appropriate.

RESPONSE:

In response to the staff’s comment, the Company has added the following disclosure:

While customers can specify any cause to which they can donate 5% of the value of their purchases, we cross-check these causes against a list of nonprofit organizations from GuideStar and Charity Navigator, which track and rate nonprofit organizations quarterly based on selected metrics and criteria, including the good standing status with IRS.

Customers can also request a cause which we have not yet approved be added. When a customer does so, we work with GuideStar and Charity Navigator’s data to verify the cause is in good standing with the IRS, is not a hate-based cause, and has not been flagged for the possibility of fraud.

There are no charities with which our officers, directors or affiliates are affiliated with or that may directly or indirectly benefit our officers, directors or affiliates if a certain cause is or was selected.

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Pamela A. Long, Assistant Director

Securities and Exchange Commission

April 1, 2016

Why Customers Will Choose BeautyKind, page 20

7.	Please clarify, if true, that the pie charts on page 21 are intended to show the allocation of revenue to various costs. Please also identify and describe in reasonable detail how you selected the public filings of current beauty retailers from which you derived the information about brick and mortar retailers.

RESPONSE:

In response to the staff’s comment, the Company has revised its disclosure to clarify that the pie charts on page 25 are intended to show the allocation of revenue to various costs. The “Brick and Mortar Retailers” pie chart was assembled based on a competitor analysis we did to determine which retailers will, we believe, directly compete against us in the U.S. for customers and market share. This analysis was driven by the beauty brands we currently sell and want to sell in the future, which are considered the prestige segment of the industry.

We selected the beauty retailers that carried the same brands we offer now and plan to offer in the future. Since the beauty brands in the prestige segment of the market intentionally limit retail distribution, the list of competitors is limited. The “Brick and Mortar Retailers” pie chart reflects the public filings of ULTA, Nordstrom, Macy’s, Dillard’s, and Neiman Marcus. .

Four Customer Acquisition Channels Drive Our Growth, page 24

8.	Disclosure on page 25 regarding your Cause Ambassadors states that the Cause Ambassador’s gift card value is higher than the value of a customer’s referral code. Please disclose what the values of the gift card and referral code are, and explain the significance of these values to the company.

RESPONSE:	In response to the staff’s comment, we have disclosed the difference in value between a Cause Ambassador’s gift card value and a customer’s referral code and explained the significance of these values to the Company is mainly in the in the option through which a Cause Ambassador can spend $75 and get $50 off their next purchase. This is the largest discount we offer customers. The Company limits this option to Cause Ambassadors because the $50-off option requires the Company to incur nearly double the costs to acquire a new customer as compared to the other promotions we offer. The Company is rewarding the Cause Ambassador for their energy and effort by providing them with a higher gift card value than a customer who used the online referral program..

Security Ownership of Management and Certain Securityholders, page 35

9.	Refer to comment 16 in our March 2, 2016 letter. Provide the address of Messrs. Hil Davis, Neil Waterman, and Pierce Marshall as a group. See Item 12(b)(1) of Form 1- A.

RESPONSE:	In response to the staff’s comment, we have provided the address of Messrs. Hil Davis, Neil Waterman, and Pierce Marshall as a group.

Lease Arrangement, page 37

10.	Please identify Mr. Davis as the executive for whom the company leased an apartment.

RESPONSE:	In response to the staff’s comment, we have disclosed under the heading “Lease Arrangements” that the Company leases an apartment for the use of Mr. Davis.

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Pamela A. Long, Assistant Director

Securities and Exchange Commission

April 1, 2016

Exhibit (6)(p)

11.	Refer to comment 23 in our March 2, 2016 letter. Attachment A to the exhibit appears incomplete. Please refile the exhibit and all attachments in their entirety.

RESPONSE:	In response to the staff’s comment, we advise the staff that Attachment A to Exhibit A of Exhibit 6(p) (Common Unit Purchase Agreement with LAYN, Ltd.) is complete and consists of that one sentence. Although Exhibit A to the Common Unit Purchase Agreement with LAYN is an Intellectual Property Assignment Agreement, Attachment A does not have a description of the intellectual property being assigned. Rather, due to Mr. Davis being the principal of both parties to the Common Unit Purchase Agreement (BeautyKind, LLC and LAYN, Ltd.), as well as being the principal of the entity party to the Intellectual Property Assignment Agreement (BeautyKind, LLC (Mr. Davis was the other party to the Intellectual Property Assignment Agreement in his individual capacity)), it was understood that Mr. Davis was assigning to BeautyKind, LLC the business concepts and ideas behind BeautyKind, specifically, the 5% cause give back and the rewards program.

Financial Statements for the Period from August 6, 2014 (date of inception) through January 31, 2015

Note B – Significant Accounting Policies, page F-6

Revenue and Cost Recognition, page F-7

12.	We have reviewed your response to prior comment 19. You state that revenue is recognized when the redemption of reward points by a customer is made in connection with the purchase of new products. Please clarify your disclosure to discuss whether you defer a portion of the revenue upon the initial sale of products and subsequently recognize the deferred amount of revenue upon the redemption of reward points similar to a multiple-element arrangement, or whether you recognize additional revenue in excess of the price of the products sold in the initial sale. In addition, we note that you account for your promotional rewards program under the guidance of ASC 606-10-25 regarding revenue from contracts with customers. As ASC 606-10-25 is not yet effective, please tell us what accounting literature you referenced to support your basis of accounting for your promotional rewards program.

RESPONSE:

In response to the staff’s comment, the Company has revised its disclosures regarding our revenue and cost recognition policy on pages F-7 and F-19 to provide further clarity in regards to our promotional rewards program.

We note that under our revenue recognition policy regarding our rewards program the recorded revenues under any scenario will never exceed the customer purchase price. Sales to customers where reward points are redeemed toward the purchase price are recorded net of those redemptions to arrive at the actual consideration received from the customer. In addition, the Company is providing a series of sample accounting entries under a very basic cash sale scenario below as a guide for tracking our revenue and cost recognition policy regarding the reward program. The below entries exclude entries related to inventory, direct product cost of revenue, and shipping costs.

Initial product sale - Product sale to the Customer A for cash with a price $100 and shipping fees of $5 with rewards earned by Customer A totaling 3% of product revenues (3 reward points = $3).

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Pamela A. Long, Assistant Director

Securities and Exchange Commission

April 1, 2016

	DR	CR
Cash	$105
Revenue - product sale		100
Revenue - shipping fees		$5
Cost of revenues	$3
Customer reward liability		$3

Redemption option A- Customer A redeems 3 reward points toward the purchase of products cash a price of $100 and shipping fees of $5.

	DR	CR
Cash	$102
Revenue - product sale		$100
Revenue - shipping fees		$5
Revenue - rewards redeemed	$3
Customer reward liability	$3
Cost of revenues		$3

Redemption option B - Customer A redeems 3 reward points toward the purchase of product samples for a price of $10 and shipping fees of $1.

	DR	CR
Cash	$8
Revenue - product sale		$10
Revenue - shipping fees		$1
Revenue - rewards redeemed	$3
Customer reward liability	$3
Cost of revenues		$3

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Pamela A. Long, Assistant Director

Securities and Exchange Commission

April 1, 2016

Redemption option C - Customer A redeems 3 reward points toward charges for shipping fees in connection with product sale to Customer A for a price of $100 and shipping fees of $5.

	DR	CR
Cash	$102
Revenue - product sale		$100
Revenue - shipping fees		$5
Revenue - rewards redeemed	$3
Customer reward liability	$3
Cost of revenues		$3

Redemption option D - Customer A redeems 3 reward points for cash payment in the form of a preloaded debit card from the Company totaling $3.

	DR	CR
Customer reward liability	$3
Cash		$3

Redemption option E - Customer A redeems 3 reward points for a contribution to their charity of choice to be made by the Company totaling $3.

	DR	CR
Customer reward liability	$3
Cash		$3

In our consideration of the appropriate basis for accounting for our reward program we considered ASC 605-25 “Multiple-Element Arrangements” and concluded that our reward program was not within the scope of ASC 605-25 because the ultimate utilization of the rewards by the customer require an annual cumulative level of purchases by the customer or referred customers of currently $250 per year. We then considered the guidance in ASC 605-50 “Customer Payments and Incentives” and concluded our rewards program is most properly classified as a contingent sales incentive in accordance with ASC 605-50-25-7. As we have a short operating history with our rewards program we deemed it appropriate under ASC 605-50-25-7 to recognize a liability for the maximum potential amounts of rewards earned by the customer.

We then considered the income statement characterization of the rewards program following the guidance in ASC 605-50-25-7 and ASC 605-50-45 and concluded that the most appropriate characterization of our rewards program was as a cost of revenues rather than a reduction in revenues. In arriving at this conclusion we note that it is our strong belief that the majority of Company’s customers will redeem their earned rewards in the form of a cause donation to be made by the Company to their chosen charity, thus ASC 605-50-45-2 regarding cash consideration should apply. We believe that our rewards program overcomes the presumption in ASC 605-50-45-2 that it be characterized as a reduction in revenue and should be recorded as cost of sales due to the following:

A.	We will receive an identifiable benefit through three means: (a) additional sales from customers referred from the customer generating the rewards; (b) additional sales from customers using rewards transferred from other customers; and (c) additional sales as a result of cross promotional/public awareness benefits from causes with which we partner.

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Pamela A. Long, Assistant Director

Securities and Exchange Commission

April 1, 2016

B.	We can estimate the fair value of these benefits as we have the ability to identify and track sources of sales.

We believe our customers’ other methods of reward point redemptions are most applicable to ASC 605-50-45-3 when free products or services are provided to customers where characterization as an expense is recommended. Accordingly, since the method by which the customer will ultimately use the earned rewards is unknown, we consistently accounted for all customer rewards as cost of revenues at the time they are earned.

In addition to the specific accounting guidance examined we considered these other factors in arriving at our revenue recognition policy.

1. We believe our accounting policy for our rewards program is consistent with the industry in which we operate, including the following: (1) Ulta Salon, Cosmetics & Fragrance, Inc.’s accounting policy for its Customer Loyalty Program, as disclosed in its most recent Annual Report on Form 10-K as filed on March 30, 2016; and (2) Nordstrom, Inc.’s accounting policy for its Loyalty Program, as disclosed in its most recent Annual Report on Form 10-K as filed on March 14, 2016.

2. We believe our accounting policy for our rewards program is consistent with the economics of our transactions and results in revenues being recognized that reflect the total consideration received from our customers in connection with sales of our products.

3. We do not consider the rewards to be customer rebates but rather costs to the Company in connection with building a referral network, promoting the Company, its products and its causes and building overall awareness.

4. The customer does not receive a rebate or reward based on a promotion the Company offers the customer directly.  The majority of the rewards (83.3%) are created downstream when other customers that have been referred choose to transact with the Company. Therefore, the Company cannot offer a direct incentive to the customer in exchange for a transaction, as the Company’s reward program has no control or influence over a customer’s decision to transact with the Company.

5. The largest rewards earners will be charities due to their large referral networks.  The charities will redeem their rewards for donations back to their own charity.  We set this rewards program up so that charities could be the largest beneficiaries.  Charities are not looking for a rebate to buy prestige beauty products – they are looking for a donation stream.

6. The Company is not able to use its rewards program to incentivize customers to purchase products as the Company has no control on when the customers will earn points, how many points the customers will earn or how many points the customers want.  Since the majority of points are earned downstream when referred customers purchase, the Company has no influence on those referred customers and their transactions and thus has no control or influence on the original customer’s purchase behavior.

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Pamela A. Long, Assistant Director

Securities and Exchange Commission

April 1, 2016

7. We do not consider our rewards program and potential earned rewards as representing a meaningful portion of the purchase price. Although we are currently accruing the maximum potential exposure in accordance with the accounting guidance, our view is that rewards earned as a percentage of sales are insignificant considering that rewards start at 1% and we are still in the early stages of our operations.

Sincerely,

BeautyKind, LLC

By:	/s/ John Hilburn Davis, IV
Name:	John Hilburn Davis, IV
Title:	Chief Executive Officer

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